August 24, 2010
VIA EDGAR
Mr. John Reynolds
Assistant Director—Division of Corporation Finance
Office of Beverages, Apparel and Health Care Services
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	The TJX Companies, Inc. Form 10-K for Fiscal Year Ended January 30, 2010 and filed March 30, 2010 File No.: 1-04908
Dear Mr. Reynolds:
The TJX Companies, Inc. (“TJX” ) is responding to the Staff’s comments of August 13, 2010, with respect to TJX’s Annual Report on Form 10-K for the year ended January 30, 2010. For the Staff’s convenience, set forth below in bolded text are the Staff’s comments, followed by TJX’s response.
Schedule 14A
Fiscal 2010 Special Bonuses, page 20
1. We reissue comment three from our letter dated June 25, 2010. We note your response regarding the MIP plan for 2011. However, please confirm that to the extent future targets are segment targets, you will disclose. Regarding the performance based restricted stock, please note that we are only requesting disclosure after the performance period has ended. In future filings, please disclose the specific performance targets used to determine incentive amounts, or provide in your response letter a supplemental analysis as to why it is appropriate to omit these targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K. To the extent that you will disclose the performance targets in future filings, please provide us with your proposed draft disclosure.
Response: If future targets for the Management Incentive Plan are for reportable segments, TJX will include the specifics of the target after completion of the performance period.
TJX will disclose the specifics of the performance goals for performance-based restricted stock after completion of the performance period. The following is an example of such a disclosure:

Mr. John Reynolds	2	August 24, 2010
Vesting of Performance Based Restricted Stock. During fiscal 2010, performance-based restricted stock awards held by named executive officers vested as shown in “Option Exercises and Stock Awards Vested during Fiscal 2010.” Ms. Meyrowitz’s award fully vested due to the achievement of a fiscal 2010 payout of 200% of the corporate MIP target awards (as discussed under “Fiscal 2010 MIP” above) against a performance condition for full vesting of achievement of a fiscal 2010 payout of not less than 67% of such awards. The awards of the other named executive officers fully vested due to the achievement of a fiscal 2010 payout of 104.24% of the corporate LRPIP target awards (as discussed under “Completion of Fiscal 2008-2010 LRPIP Award Cycle” above) against a performance condition for full vesting of achievement of a payout of not less than 67% of such awards.
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TJX acknowledges that it is responsible for the adequacy and accuracy of the disclosures in the filings noted above; that your comments or changes TJX makes to disclosures in response to your comments do not foreclose the Securities and Exchange Commission from taking any action with respect to TJX’s filings; and that TJX may not assert your comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.
If you have any questions regarding this letter, please do not hesitate to contact our counsel at Ropes & Gray, Mary Weber (617-951-7391) or Adam Fliss (617-235-4927).
Sincerely,
/s/ Ann McCauley

Ann McCauley
Executive Vice President, General Counsel

cc:	Mary Weber Adam Fliss